09035330

SEC
Mail Processing
Section

MAR 18 2009

Washington, DC
100

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

EURO CAPITAL INCORPORATED
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

729 Grapevine Highway, Suite 382, Hurst, TX 76054 (702) 995-9906
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Delaware Business Incorporators, Inc.
3422 Old Capitol Trail, Suite 700, Wilmington, DE 19808 (302) 996-5819
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1040 (Primary standard Industrial Classification Code Number)	26-1387112 (I.R.S. Employer Identification Number)

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attentions should be directed to the terms, conditions and requirements of the regulation, especially Rule *251,* inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 4,255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number. *SFC486(02-08)*

PART I -NOTIFICATION
The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; John Petros, President, CEO, CFO, 729 Grapevine Highway, Hurst, TX 76054 Suite 382 (702) 995-9906

(b) the issuer's officers; John Petros, President, CEO, CFO, 729 Grapevine Highway, Hurst, TX 76054 Suite 382 (702) 995-9906

(c) the issuer's general partners; Not Applicable

(d) record owners of *5* percent or more of any class of the issuer's equity securities;

John Petros, President, CEO, CFO, 729 Grapevine Highway, Hurst, TX 76054 Suite 382 (702) 995-9906

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

John Petros, President, CEO, CFO, 729 Grapevine Highway, Hurst, TX 76054 Suite 382 (702) 995-9906

(f) promoters of the issuer; John Petros, President, CEO, CFO, 729 Grapevine Highway, Hurst, TX 76054 Suite 382 (702) 995-9906

(g) affiliates of the issuer; Not Applicable

(h) counsel to the issuer with respect to the proposed offering;

John Petros, President, CEO, CFO, 729 Grapevine Highway, Hurst, TX 76054 Suite 382 (702) 995-9906

(i) each underwriter with respect to the proposed offering; Not Applicable

(j) the underwriter's directors; Not Applicable

(k) the underwriter's officers; Not Applicable

(l) the underwriter's general partners; Not Applicable; and

(m) counsel to the underwriter. Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

No part of the proposed offering involves the resale of securities by affiliates.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The issuer is a new company and has no net income for the past two years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Jurisdictions that are to be offered by underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Our officer will sell the shares and intends to offer them to friends, relatives, acquaintances and business associates.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

No securities were issued by the issuer, any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A

(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof,
(4) the names and identities of the persons to whom the securities were issue

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

No securities were issued by the issuer, any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A

(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof,
(4) the names and identities of the persons to whom the securities were issue

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not nor is any of its known affiliates currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

No arrangement is known to the issuer or to any person named in response to Item I above or to any selling security holder in the offering covered by this Form 1-A to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

(2) To stabilize the market for any of the securities to be offered;

No arrangement is known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A to stabilize the market for any of the securities to be offered.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No arrangement is known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

No marketing arrangement is known to the issuer or to any person named in response to Item 1 above that identifies any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8.Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

The founder Mr. John Petros is the only known expert named in the offering statement that has prepared or certified any part thereof this offering statement as a promoter, counsel, underwriter, director, officer and employee.

ITEM 9.Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule *254* was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule *254* was used prior to the filing of this notification.

This offering will be sold by our officers and directors acting as agents on a "best efforts basis". There is no minimum amount of shares the Company must sell and no money raised from the sale of our stock will go into escrow, trust or any other similar arrangement.

PART II- OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers -the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses -the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

Euro Capital Incorporated is not a "blank check company". Our business plan includes exploring our properties for commercially exploitable reserves of Gold and other valuable minerals. We do not intend to participate in a reverse acquisition or merger transaction. A "blank check company" is defined by securities laws as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

[Balance of Page Intentionally Left Blank]

COVERPAGE

EURO CAPITAL INCORPORATED
(Exact name of Company as set forth in Charter)

Type of securities offered:	Common Stock
Maximum number of securities offered:	3,000,000
Minimum number of securities offered:	No Minimum
Price per security:	$ .20
Total proceeds:	If maximum sold: $ 600,000.00 If minimum sold: No Minimum (See Questions 9 and 10)
Is a commissioned selling agent selling the securities in this offering?	[ ] Yes [X] No
If yes, what percent is commission of price to public?	None
Is there other compensation to selling agent(s)?	[ ] Yes [X] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [X] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS TN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: None

State	State File No.	Effective Date

TABLE OF CONTENTS Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 46 pages.

THE COMPANY

1. Exact corporate name:	**EURO CAPITAL INCORPORATED**
State and date of incorporation:	**Delaware on November 9, 2007**
Street address of principal office:	729 Grapevine Highway, Hurst, TX 76054 Suite 382
Company Telephone Number:	(702) 995-9906
Fiscal year end: (month) (day)	November 30
Person(s) to contact at Company with respect to offering:	John Petros, President

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

RISKS ASSOCIATED WITH OUR COMPANY

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this entire prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock, when and if we trade at a later date could decline due to any of these risks. This could result in you losing all or part of your investment.

(1) WE ARE A DEVELOPMENT STAGE COMPANY, THAT HAS YET COMMENCED EXPLORATION ACTIVITIES ON OUR CLAIMS. WE EXPECT TO INCUR OPERATING LOSSES FOR THE FORESEEABLE FUTURE.

We were incorporated on November 9, 2007 and to date have been involved primarily in organizational activities and the acquisition of the mineral claims. We purchase 100% interest in eight mining claims in New Mexico that we call the Yellow Rose 5 in December 2007. We have not yet commenced exploration on the Yellow Rose 5 accordingly; we have no way to evaluate the likelihood that our business will be successful. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We expect to incur significant losses into the foreseeable future. We recognize that if mineral production is not forthcoming from the claims, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

(2) WE HAVE YET TO EARN REVENUE AND OUR ABILITY TO SUSTAIN OUR OPERATIONS IS DEPENDENT ON OUR ABILITY TO RAISE FINANCING. AS A RESULT, OUR ACCOUNTANT BELIEVES THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We have accrued net losses of ($5,755) for the period from our inception on November 9, 2007 to November 30, 2008 and no loss ($0.00) from December 1, 2008 thru February 28, 2009, and have no revenues to date. Our future is dependent upon our ability to obtain financing and upon future profitable operations from the development of our mineral claims. These factors raise substantial doubt that we will be able to continue as a going concern. Without obtaining funding there is substantial doubt about our ability to continue as a going concern. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result we may have to liquidate our business and you may lose your investment. You should consider these facts when determining if an investment in Euro Capital Incorporated is appropriate.

(3) WITHOUT THE FUNDING FROM THIS OFFERING WE WILL BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN.

We are a development stage company with no revenues or operating activities. Our current operating funds are less than necessary to complete the intended exploration program on our mineral claims; as of February 28, 2009, we had cash in the amount of $4,255. We will need the funds from this offering to complete our business plan; without them our business will likely fail.

(4) BECAUSE OF THE UNIQUE DIFFICULTIES AND UNCERTAINTIES INHERENT IN MINERAL EXPLORATION VENTURES, WE FACE A HIGH RISK OF BUSINESS FAILURE.

You should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The Yellow Rose 5 does not contain a known body of any commercial minerals and, therefore, any program conducted on the Yellow Rose 5 would be an exploratory search of any minerals. There is no certainty that any expenditures made in the exploration of the Yellow Rose 5 will result in discoveries of any commercial quantities of minerals. Most exploration projects do not result in the discovery of commercially mineable mineral deposits. Problems such as unusual or unexpected formations and other conditions are common to mineral exploration activities and often result in unsuccessful exploration efforts. If the results of our exploration program do not reveal viable commercial mineralization, we may decide to abandon our claim and acquire new claims for new exploration. Our ability to acquire additional claims will be dependent upon our possessing adequate capital resources when needed. If no funding is available, we may be forced to abandon our operations.

(5) WE HAVE NO KNOWN MINERAL RESERVES AND IF WE CANNOT FIND ANY, WE MAY HAVE TO CEASE OPERATIONS.

We have no mineral reserves. If we do not find any commercially exploitable mineral reserves or if we cannot complete the exploration of any mineral reserves, either because we do not have the money to do so or because it is not economically feasible to do so, we may have to cease operations and you may lose your investment. Mineral exploration is highly speculative. It involves many risks and is often non-productive. Even if we are able to find mineral reserves on our property our production capability will be subject to further risks including:

- The costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which we have not budgeted for;
- The availability and costs of financing;
- The ongoing costs of production; and
- Risks related to environmental compliance regulations and restraints.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the lack of milling facilities and processing equipment near the Yellow Rose 5, and other factors such as government regulations, including regulations relating to allowable production, the importing and exporting of minerals, and environmental protection.

Given the above noted risks, the chances of our finding and commercially exploiting reserves on our mineral properties are remote and funds expended on exploration will likely be lost.

(6) BECAUSE OF THE INHERENT DANGERS INVOLVED IN MINERAL EXPLORATION, THERE IS A RISK THAT WE MAY INCUR LIABILITY OR DAMAGES AS WE CONDUCT OUR BUSINESS.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time we have no insurance to cover against these hazards. The payment of such liabilities may result in our inability to complete our planned exploration program and/or obtain additional financing to fund our exploration program.

(7) AS WE UNDERTAKE EXPLORATION OF OUR MINERAL CLAIMS, WE WILL BE SUBJECT TO COMPLIANCE WITH GOVERNMENT REGULATION THAT MAY INCREASE THE ANTICIPATED COST OF OUR EXPLORATION PROGRAM.

There are several governmental regulations that materially restrict mineral exploration. We will be subject to the laws of the State of New Mexico as we carry out our exploration program. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these laws. If we enter the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

(a) Water discharge will have to meet drinking water standards;
(b) Dust generation will have to be minimal or otherwise re-mediated;
(c) Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;
(d) An assessment of all material to be left on the surface will need to be environmentally benign;
(e) Ground water will have to be monitored for any potential contaminants;
(f) The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be remediated; and
(g) There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

There is a risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program. We will also have to sustain the cost of reclamation and environmental remediation for all exploration work undertaken. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to its natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work program. If remediation costs exceed our cash reserves we may be unable to complete our exploration program and have to abandon our operations.

(8) BECAUSE OUR SOLE OFFICER AND/OR DIRECTOR DOES NOT HAVE ANY FORMAL TRAINING SPECIFIC TO THE TECHNICALITIES OF MINERAL EXPLORATION, THERE IS A HIGHER RISK OUR BUSINESS WILL FAIL.

Our sole officer and director has no formal training as a geologist or in the technical aspects of management of a mineral exploration company. His prior business experiences have primarily been in project management, budgeting, and land procurement. With no direct training or experience in these areas, our management may not be fully aware of the specific requirements related to working within this industry. Our management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

(9) BECAUSE OUR CURRENT OFFICER/DIRECTOR HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

Our officer/director currently devotes approximately 20 hours per week providing management services to us. While he presently possesses adequate time to attend to our interest, it is possible that the demands on his from other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business. This could negatively impact our business development.

(10) THERE IS A RISK THAT OUR PROPERTY DOES NOT CONTAIN ANY KNOWN BODIES OF ORE RESULTING IN ANY FUNDS SPENT ON EXPLORATION BEING LOST.

There is the likelihood of our mineral claim containing little or no economic mineralization or reserves. We have a geological report detailing previous exploration in the area and the claim has been staked per New Mexico regulations. However, there is the possibility that previous work conducted was not carried out properly and our claim does not contain any reserves, resulting in any funds spent on exploration being lost.

(11) BECAUSE WE HAVE NOT SURVEYED THE YELLOW ROSE 5 CLAIM WE MAY DISCOVER MINERALIZATION ON THE CLAIMS THAT IS NOT WITHIN OUR CLAIM BOUNDARIES.

While we have conducted a mineral claim title search, this should not be construed as a guarantee of claim boundaries. Until the claim is surveyed, the precise location of the boundaries of the claim may be in doubt. If we discover mineralization that is close to the claim boundaries, it is possible that some or all of the mineralization may occur outside the boundaries. In such a case we would not have the right to extract those minerals.

(12) IF WE DISCOVER COMMERCIAL RESERVES OF PRECIOUS METALS ON OUR MINERAL PROPERTY, WE CAN PROVIDE NO ASSURANCE THAT WE WILL BE ABLE TO SUCCESSFULLY ADVANCE THE MINERAL CLAIMS INTO COMMERCIAL PRODUCTION.

If our exploration program is successful in establishing ore of commercial tonnage and grade, we will require additional funds in order to advance the claim into commercial production. Obtaining additional financing would be subject to a number of factors, including the market price for the minerals, investor acceptance of our claims and general market conditions. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. The most likely source of future funds is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. We may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible and you may lose any investment you make in this offering.

(13) IF ACCESS TO OUR MINERAL CLAIMS IS RESTRICTED BY INCLEMENT WEATHER, WE MAY BE DELAYED IN OUR EXPLORATION AND ANY FUTURE MINING EFFORTS.

The claim block covers gently rolling to moderately rugged topography ranging in elevation from 6600-7200 feet. Vegetation is sparse, consisting of scattered juniper trees with grass and rare small cactus ground cover. The Yellow Rose 5 is located approximately 21 miles northeast of the town of Carrizozo, NM. It may be reached by driving 3 miles north from Carrizozo on paved State Highway 54 to State Highway 349 turn right for 7 miles to Forest Road FS977B turn left for 10 miles to Forest Road FS977A turn right 1 mile to the south west corner Yellow Rose 5.

The climate of the area is amenable to year-round operations. Summer temperatures reach 95 degrees and winter temperatures may drop below freezing with brief periods of snow.

It is expected that a potential mining operation on the property would not encounter difficulties with securing permits from government agencies. The property is currently is not supplied with power and telephone service. Water for a mining operation will probably only be available from wells drilled on the property. The gently rolling terrain in the area of the Yellow Rose 5 should provide acceptable locations for plant sites and waste and tailings disposal.

(14) BASED ON CONSUMER DEMAND, THE GROWTH AND DEMAND FOR ANY ORE WE MAY RECOVER FROM OUR CLAIMS MAY BE SLOWED, RESULTING IN REDUCED REVENUES TO THE COMPANY.

Our success will be dependent on the growth of demand for ores. If consumer demand slows our revenues may be significantly affected. This could limit our ability to generate revenues and our financial condition and operating results may be harmed.

RISKS ASSOCIATED WITH THIS OFFERING

(15) THE TRADING IN OUR SHARES WILL BE REGULATED BY THE SECURITIES AND EXCHANGE COMMISSION RULES 15G-9 WHICH ESTABLISHED THE DEFINITION OF A "PENNY STOCK."

The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934 and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $4,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult for you to resell any shares you may purchase, if at all.

(16) WE ARE SELLING THIS OFFERING WITHOUT AN UNDERWRITER AND MAY BE UNABLE TO SELL ANY SHARES.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell our shares through our officer/director, who will receive no commissions? Mr. Petros will offer the shares to friends, relatives, acquaintances and business associates. However, there is no guarantee that he will be able to sell any of the shares. Unless he is successful in selling all of the shares and we receive the proceeds from this offering, we may have to seek alternative financing to implement our business plan.

(17) DUE TO THE LACK OF A TRADING MARKET FOR OUR SECURITIES, YOU MAY HAVE DIFFICULTY SELLING ANY SHARES YOU PURCHASE IN THIS OFFERING.

We are not registered on any public stock exchange. There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the Over-The-Counter Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filing with the SEC or applicable regulatory authority. Market makers are not permitted to begin quotation of a security whose issuer does not meet his filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 to 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Euro Capital Incorporated and anyone acting on our behalf, with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

(18) THERE IS NO MINIMUM AMOUNT OF SHARES THE COMPANY MUST SELL.

The offering will be sold by our officers and directors acting as agents on a "best efforts basis". There is no minimum amount of shares the Company must sell and no money raised from the sale of our stock will go into escrow, trust or any other similar arrangement. All funds received will be immediately available for use by us, and such funds will not be placed in an escrow or similar account. There are no minimum purchase requirements.

(19) UPON PURCHASING SHARES IN OUR COMPANY, YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES.

Our existing stockholder acquired his shares at a cost of $.001 per share, a cost per share substantially less than that which you will pay for the shares you purchase in this offering. Upon completion of this offering the net tangible book value of the shares held by our existing stockholder (10,000,000 shares) will be increased by $0.04648 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $0.20 per share to $0.04648 per share). As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $0.04648 per share, reflecting the $0.20 per share paid for their shares.

(20) WE WILL INCUR ONGOING COSTS AND EXPENSES FOR SEC REPORTING AND COMPLIANCE. WITHOUT REVENUE WE MAY NOT BE ABLE TO REMAIN IN COMPLIANCE, MAKING IT DIFFICULT FOR INVESTORS TO SELL THEIR SHARES, IF AT ALL.

Our business plan allows for the payment of the estimated $11,000 cost of this registration statement to be paid from existing cash on hand. If necessary, our director has verbally agreed to loan the company funds to complete the registration process. We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

(21) THE DIRECTOR OF THE COMPANY BENEFICIALLY OWNS 100% OF THE OUTSTANDING SHARES OF OUR COMMON STOCK. AFTER THE COMPLETION OF THIS OFFERING, HE WILL OWN 77 % OF THE OUTSTANDING SHARES. IF HE CHOOSES TO SELL HIS SHARES IN THE FUTURE, IT MIGHT HAVE AN ADVERSE EFFECT ON THE PRICE OF OUR STOCK.

Due to the amount of Mr. Petros' share ownership in our company, if he chooses to sell his shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock. If he does sell any of his common stock, he will be subject to Rule 144 under the 1933 Securities Act which will restrict his ability to sell his shares.

If necessary, our director has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan.

DETERMINATION OF OFFERING PRICE

The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately-held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing shareholders.

As of February 28, 2009, the net tangible book value of our shares was $4,255 or $0.00042 per share, based upon 10,000,000 shares outstanding.

Upon completion of this offering, but without taking into account any change in the net tangible book value after completion of this offering, other than that resulting from the sale of the shares and receipt of the total proceeds of $600,000.00, the net tangible book value of the 13,000,000 shares to be outstanding with our current cash will be $604,255.00 or approximately $.04648 per share. Accordingly, the net tangible book value of the shares held by our existing stockholder (10,000,000 shares) will be increased by $0.04605 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.20 per share to $0.04648 per share). As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.04605 per share, reflecting the $0.001 price per share paid by existing shareholder. After completion of the offering, the existing shareholder will own 77.0% of the total number of shares then outstanding, for which he will have made an investment of $10,000.00 or $.001 per share. Upon completion of the offering, the purchasers of these shares offered hereby will own 23.0% of the total number of shares then outstanding, for which they will have made cash investment of $600,000.00, or $0.20 per share.

The following table illustrates the per share dilution to the new investors:

Public Offering Price per Share	$.20000
Net Tangible Book Value Prior to this Offering	$.00042
Net Tangible Book Value after Offering	$.04648
Immediate Dilution per Share to New Investors	$.15352

The following table summarizes the number and percentages of shares purchased the amount and percentage of consideration paid, and the average price per share paid by our existing stockholder and by new investors in this offering:

	Total Price Per Share	Number of Shares Held	Percent of Ownership	Consideration Paid
Existing Shareholder	$.001	10,000,000	77.0	$ 10,000
Offering Investors	$.200	3,000,000	23.0	$600,000

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

GENERAL INFORMATION

Euro Capital Incorporated was incorporated in Delaware on November 9, 2007 to engage in the business of acquisition, exploration and development of natural resource properties. John Petros was appointed sole officer/director of the company and the Board voted to seek capital and begin development of our business plan. We received our initial funding of $10,000 through the sale of common stock to Mr. Petros who purchased 10,000,000 shares of our Common Stock at $0.001 per share on November 9, 2007.

We are an development stage company with no revenues or operating history. We currently own a 100% undivided interest in eight mining claims located in Lincoln County, New Mexico that we call the "Yellow Rose 5". We intend to conduct mineral exploration activities on the Yellow Rose 5 in order to assess whether it contains any commercially exploitable mineral reserves. Currently there are no known mineral reserves on the property. We have not earned any revenues to date, and without funds from this offering there is substantial doubt as to our ability to continue as a going concern.

There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of silver, Gold and other minerals. The Yellow Rose 5 consists of eight contiguous, located, placer mineral claims, comprising a total of 160 acres and lies in the central part of New Mexico in the Jicarilla Mountains Area, Lincoln County, New Mexico. The region is known for its historic production of placer and lode silver and Gold. If our claims do not contain any reserves, all funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve.

We are presently in the development stage of our business and we can provide no assurance that any commercially viable mineral deposit exist on our mineral claims, that we will discover commercially exploitable levels of mineral resources on our property, or, if such deposits are discovered, that we will enter into further substantial exploration programs. Further exploration is required before a final determination can be made as to whether our mineral claims possess commercially exploitable mineral deposits. If our claims do not contain any reserves, all funds that we spend on exploration will be lost.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

DESCRIPTION OF PROPERTY

The property owned by Euro Capital Incorporated, on which the net proceeds of the offering will be spent, is the Yellow Rose 5 Claim which is comprised of eight contiguous claims totaling 160 acres, located in the Jicarilla Mountain Area, Lincoln County, New Mexico, USA.

The Yellow Rose 5 is located approximately 21 miles northeast of the town of Carrizozo, NM. It may be reached by driving 3 miles north from Carrizozo on paved State Highway 54 to State Highway 349 turn right for 7 miles to Forest Road FS977B turn left for 10 miles to Forest Road FS977A turn right 1 mile to the south west corner Yellow Rose 5.

The claims were recorded with the County and the Bureau of Land Management. Prior to September 1, 2010, we will be required to make a filing that discloses our intent to do field work and record it as assessment work with the Bureau of Land Management, Santa Fe, New Mexico.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.


Carrizozo
Nogal
Capitan
Lincoln
Ruidoso

[Location Map Jicarilla Mountains]

JICARILLA MOUNTAINS

The mining claims are located in Lincoln County near the village of White Oaks northeast of Carrizozo. The placers have been worked almost continuously since 1850 to the present. All of the operations have been small scale, one man type operations. Water is scarce and there is a lot of overburden to remove before any Gold is found. However, it is estimated that there is considerable Gold here and believe that all of it will be gotten by small scale methods. The estimated production is around 15,000 ounces. Much of the area is claimed and active. Most of the placer operations took place in Ancho, Rico, Spring and Warner Gulches in area that we hold our mining claims.

PROPERTY HISTORY

Lincoln County has produced around 200,000 ounces of Gold, mostly from placer and lode sources.

White Oaks Area

This general area has reported nearly 90% of Lincoln County production. The area that Gold can be found is 21 miles north and east of Carrizozo in the Jicarilla Mountains. Placer Gold was reportedly mined here before 1860, but little production has been mentioned since. The mines closed during the 1930's. Most of the placer mining was done in Baxter and White Oaks Gulch and the tributaries to these gulches. Lincoln County has yielded a variety of metals and minerals: Gold, coal, iron, lead, copper, zinc, fluorite, bastnaesite, gypsum, tungsten. In addition, deposits of molybdenum, thorium, uranium, and manganese are known, although no significant production has been recorded.

The Jicarilla Mountain White Oaks district produced almost $3 million in Gold from the time of its discovery in 1879 until shortly after the turn of the century. This district was the leading producer for the entire county. The Nogal and Gallinas districts produced significant amounts of metals during the late 1 800s and early 1900s. Lesser districts, such as the Oscuro, Jicarilla, and Schelerville, have produced Gold, copper, and other metals intermittently in the past. Mining was revived during WW II and later years to produce iron, fluorspar, and bastnaesite in previously known districts, but mining is now practically at a standstill. The total recorded production for Lincoln County to date is estimated at approximately $5.5 million.


White Oaks
54
Carrizozo
380
Google

CLIMATE AND GENERAL PHYSIOGRAPHY

The claim block covers gently rolling to moderately rugged topography ranging in elevation from 6600-7200 feet. The climate of the area is amenable to year-round operations. Summer temperatures reach 95 degrees and winter temperatures may drop below freezing with brief periods of snow. It is expected that a potential mining operation on the property would not encounter difficulties with securing permits from government agencies. The property is currently is not supplied with power and telephone service. Water for a mining operation will probably only be available from wells drilled on the property. The gently rolling terrain in the area of the Yellow Rose 5 should provide acceptable locations for plant sites and waste and tailings disposal.

[MAP SHOWING THE YELLOW ROSE 5 LOCATION]

The physiography of the Yellow Rose 5 is moderately sloping terrain that occurs on the North South flank of a steep mountainous hill. Much of this area with many broad open valleys and spiney mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Juniper and pinon growing above 6,500' with pinon becoming more dominant at higher elevations. The area is arid to semi-arid. Many intermittent, old south draining water courses traverse the area, but surface water is very scarce and potable surface water does not occur. Drilling water would have to be trucked in from White Oaks area. Mining holds an historical and contemporary place in the development and economic well being of the area.

INFRASTRUCTURE

The Town of Carrizozo offers much of the necessary amenities required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or specialized equipment can be acquired in the City of Las Cruces lying 125 miles by paved road (US Highway 54) to the south of Carrizozo.

Infrastructure such as highways and secondary roads, communications, accommodations and supplies that are essential to carrying-out an exploration program are at hand in the Jicarilla Mountain areas.

REGIONAL GEOLOGY

The Yellow Rose 5 is located at the most prominent structural intersection in New Mexico within perhaps the greatest exposed concentration of Tertiary intrusions in New Mexico and is apparently underlain by a large mafic or ultramafic intrusion.
The structural intersection is formed by the north-south-trending axis of the Pedernal uplift-Mescalero arch and the east-west-trending Capitan lineament. In the south, the Pedernal-Mescalero axis closely parallels the Sacramento uplift, an east-tilted fault block with evidence of at least three periods of deformation (Precambrian to late Tertiary), and in the north it closely parallels a series of faults and folds in the Picuris-Pecos trend. The Pedernal-Mescalero structural zone coincides generally with a belt of crustal thickening and

alkalic intrusions that marks the boundary between the tectonically active Rio Grande Rift (a branch of the Basin and Range) and Rocky Mountains on the west and the tectonically stable Great Plains on the east.

The Pedernal-Mescalero axis appears to be offset approximately 30 miles across the Capitan lineament. The Capitan lineament is a well defined basement fracture and magmatic zone that may be traced for over 300 miles from Socorro, NM into western Texas; in the area of the Yellow Rose 5 Claim the lineament is reflected by the Capitan pluton.

The Tertiary intrusions form the Lincoln County porphyry belt that includes at least 11 stocks and laccoliths. The east-west elongate, 20 mile-long Capitan pluton is a Miocene (26.5 Ma) aplite (granitic) laccolith that plunges westerly and underlies the Yellow Rose 5 Claim. Magmas in this porphyry belt were generated from both lower crustal and upper mantle sources and that a diversity of mineral deposit types in the Yellow Rose 5 region resulted from several different complex magmatic fractionation and differentiation events. These anomalies cover an area of over 270 square miles, show northerly and easterly structural trends, and are interpreted as reflecting a large mafic or ultramafic intrusion that underlies the Lincoln County porphyry belt and the Yellow Rose 5 Claim. It is possible that Au-Pt-bearing hydrothermal fluids that formed the Yellow Rose 5 Claim were differentiates from this buried mafic or ultramafic intrusion. The Yellow Rose 5 Au-Pt Claim is one of 16 Au-Ag-bearing occurrences in a 300-mile-long, north-south trending belt that traverses New Mexico within the Rio Grande Rift and these occurrences are termed Great Plains Margin deposits, has described the similarities between them, and has classified them as a distinct hydrothermal type located near Oligocene-Miocene (38-23 Ma) intrusions.


Yellow Rose 5

[MAP SHOWING THE REGIONAL GEOLOGY]

LOCAL GEOLOGY

The local geology within the Jicarilla Mountain area appears to be represented by the older meta-sedimentary contacting with the younger Jurassic aged intrusive rock units. The youngest Post Plutonic assemblage occurs about the older rock units. Thrust faulting is evident in the area and may offer exploration potential.

Tertiary age volcano-sediments and ash fall tuff units are abundant on the west side of the Jicarilla Mountains. Much of the area has very young unconsolidated cover on the flanks of many of the hills and older stream courses.

PROPERTY GEOLOGY AND MINERALIZATION

The Yellow Rose 5 Claim is located within a north-south-trending belt approximately 20 miles in width and 300 miles in area which is underlain by Permian limestone and lesser quartz sandstone. These sedimentary rocks crop out intermittently between the bold outcrops of the Miocene Capitan aplite intrusion to the east and rhyolitic volcanics and lesser interbedded basaltic volcanics and conglomerate to the west.

The rhyolites are dominantly ash-flows and appear to be the extrusive equivalents of the aplite intrusion. Both the aplite and the rhyolites are unusually iron-rich; disseminations of limonite/goethite (original hematite) occur to some extent in most outcrops of these rocks. It is possible that the iron-rich composition of these rocks reflects crystallization from magmas that originated by differentiation from mafic/ultramafic magmas at depth; as noted above, coincident aeromagnetic and gravity anomalies in the region suggest deep mafic/ultramafic compositions.

The Yellow Rose 5 Claim is exposed in an open stream and outcrops in a 1250 foot by 1500 foot area.

The most striking characteristic of the Yellow Rose 5 Claim is the ubiquitous and commonly abundant presence of hematite, oxidized to limonite or goethite on surface. Hematite occurs as a primary constituent in all skarn assemblages and as post-skarn fracture-fillings, stockworks, brecciafillings, and replacements with calcite in skarn, limestone, sandstone, and aplite.

Precious metals in the deposit appear to correlate with the presence of hematite-calcite: higher Gold/platinum values generally occur in both surfaces with higher percentages of hematite.



[NEW MEXICO AEROMAGNETIC MAP]

DEPOSIT TYPE

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and Gold quartz veins predominate at Jicarilla Mountain Area. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. Base metal deposits are more commonly of interest now than in the past and may be sought in the general area. The industrial mineral barite that is observed to occur either in vein or bedded types have been recognized in close proximity to the mineral claim area.

The base and precious metal deposit types that historically predominate in the general area is as the copper-Gold or copper-molybdenum porphyry occurrences with peripheral base and precious metal occurrences as veins and/or contact zones of mineralization.

Geophysical techniques may be most effective in the covered areas as a follow-up to prospecting and mobile metal ion (MMI) soil sampling of the Phase 1 program.

GEOPHYSICS OF THE YELLOW ROSE 5 MINERAL CLAIMS

The aeromagnetic results shown are from a survey after U.S.G.S. map GP-753. The Yellow Rose 5 is seen to lie in an area of consistent center of New Mexico aeromagnetic trend. The moderately strong changes in gradient of the aeromagnetic contours in the claim area suggest changes that may be related to fault contacts and underlying intrusive activity. In this area, ground geophysical surveys may add more detail to our understanding of the possible potential of the mineral claims.

GEOCHEMISTRY OF THE YELLOW ROSE 5 CLAIM

To the best of our knowledge, the Yellow Rose 5 has not undergone any detailed ground exploration work including soil geochemistry which may have usefulness in this area. Although much surface hand trenching has been performed in both the regional and local areas, the consulting geologist favors some mobile metal ion (MMI) soil sampling and very selective, total digestion method followed by a sensitive trace element analyses.

DRILLING

No drilling appears to have taken place on the area covered by the Yellow Rose 5 Claim.

SAMPLE METHOD AND APPROACH

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The sample grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

RESULTS

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

SAMPLE PREPARATION, ANALYSES AND SECURITY

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The samples would be in the possession of the field supervisor of the exploration project.

The relatively new and proprietary digestive method called mobile metal ions (MMI) may be very useful in our exploration. The samples in the desert climates are taken consistently from between 4" and 8" in the material below the organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with Gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than the standard soil sampling method, but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

DATA VERIFICATION

Previous exploration has not been conducted on these mineral claims by the author but the good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property. The geologist is confident any information included in this report is accurate and can be utilized in planning further exploration work.

ADJACENT PROPERTIES

The Yellow Rose 5 Claim occur in a general area that has undergone some prospecting in the past.

The Jicarilla Mountain area produced almost $3 million in Gold from the time of its discovery in 1879 until shortly after the turn of the century. This district was the leading producer for the entire county. The Nogal and Gallinas districts produced significant amounts of metals during the late 1 800s and early 1900s. Lesser districts, such as the Oscuro, Jicarilla, and Schelerville, have produced Gold, copper, and other metals intermittently in the past. Mining was revived during WW II and later years to produce iron, fluorspar, and bastnaesite in previously known districts, but mining is now practically at a standstill. The total recorded production for Lincoln County to date is estimated at approximately $5.5 million. There are other active mineral claims in the vicinity of the Yellow Rose 5.

MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing analyses have been carried out on the Yellow Rose 5.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or reserve, conforming to currently accepted standards, could be undertaken at this time.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts. Not Applicable

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of / /	As of / / $ ______
(a recent date)	(one year earlier)

There are no backlogs of written firm orders for products and/or services.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain. Not Applicable

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company has no full time employee and one part time Officer the Company founder. The Company anticipates using contractors, agreements and collective negotiations over the next 12 months in implementing is business plan.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

We currently own a 100% undivided interest in eight mining claims located in Jicarilla Mountains in Lincoln County, New Mexico that we call the "Yellow Rose 5." We intend to conduct mineral exploration activities on the Yellow Rose 5 in order to assess whether it contains any commercially exploitable mineral reserves. Currently there are no known mineral reserves on the property.

DESCRIPTION OF PROPERTY

The property owned by Euro Capital Incorporated, on which the net proceeds of the offering will be spent, is the Yellow Rose 5 Claim which is comprised of eight contiguous claims totaling 160 acres, located in the Jicarilla Mountain Area, Lincoln County, New Mexico, USA.

The Yellow Rose 5 is located approximately 21 miles northeast of the town of Carrizozo, NM. It may be reached by driving 3 miles north from Carrizozo on paved State Highway 54 to State Highway 349 turn right for 7 miles to Forest Road FS977B turn left for 10 miles to Forest Road FS977A turn right 1 mile to the south west corner Yellow Rose 5.

The claims were recorded with the County and the Bureau of Land Management. Prior to September 1, 2010, we will be required to make a filing that discloses our intent to do field work and record it as assessment work with the Bureau of Land Management, Santa Fe, New Mexico.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations does not depend or expects to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

There are several governmental regulations that materially restrict the use of ore. We will be subject to the laws and regulations of the Bureau of Land Management of the United States Department of the Interior as we carry out our exploration program. We may be required to obtain land use permits and perform remediation work for any physical disturbance to the land in order to comply with these regulations. New regulations could be passed which could increase our costs of doing business and prevent us from carrying out our exploration program. Under current regulations, if we fail to obtain the necessary permits, the Bureau of Land Management could seek to enjoin our exploration operations and demand monetary damages for any surface disturbance to the land. In addition, the Bureau of Land Management could seek a criminal fine of up to $200,000 against us for a knowing and willful violation. If we were to be subject to any criminal or civil proceedings of this type, in all likelihood, we would cease to exist as a company and investors would lose their entire investment.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company currently does not have a subsidiary.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company does not have any material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Also there has been no discussions regarding any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of achievement		Date or number of months after receipt of proceeds when should be accomplished
Phase 1	Detailed Prospecting, mapping and soil geochemistry. The timeline for accomplishing this phase of fieldwork including the turn-around time on analyses is approximately two months.	$ 80,000	Expected to be completed in winter, 2009 (depending on consulting geologist's schedule).
Phase 2	Magnetometer and VLF electromagnetic, grid controlled surveys over the areas of interest determined by the Phase 1 survey. Included in this estimated cost is transportation, accommodation, board, grid installation, two geophysical surveys, maps and report	$ 90,000	Expected to be completed in spring, 2010 (depending on the results of Phase 1, and consulting geologist's schedule).
Phase 3	Induced polarization survey over grid controlled anomalous area of interest outlined by Phase 1 and 2 fieldwork. Hoe or bulldozer trenching, mapping and sampling of bedrock anomalies. Includes assays, maps and reports.	$200,000	Dependent on the results of Phase 2, and consulting geologist's schedule.
	TOTAL ESTIMATED COST	$370,000	

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

There are no real consequences to the Company of delays in achieving each of the events or milestones within the above time schedule as the Gold deposits and reserves will not deteriorate and no effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs occur during the production stage. Should no valuable mineral deposits or reserves be located the Company could face delays in locating and acquiring additional mining claims.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately-held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? Zero
(If losses, show in parenthesis.)

Total $0.00

6. If the Company had profits, show offering price as a multiple of earnings. Not Applicable
Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share —
Net After-Tax Earnings Last Year Per Share (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$4,255

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

We are a development stage Company accordingly the net tangible book value per share is substantially less than this offering price of *$0.20* per share however should our mining claims become profitable there is a substantial upside given the current price of Gold.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

No securities were issued during the last 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

if the maximum is sold: 23%
If the minimum is sold: No Minimum

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $2,600,000 *
If the minimum is sold: No Minimum *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: Not Applicable
$ ______

* These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: Not Applicable
$ ______

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Amount Sold		If Maximum Amount Sold	
Total Proceeds	No Minimum	100%	$600,000	100%
Less: Offering Expenses	$0			
Commissions & Finders Fees	$0			
Legal & Accounting	$0			
Copying & Advertising	$0			
Other (Specify):				
Miscellaneous	$0			
Total Offering Expenses	$11,000	100%	$ 11,000	0.018%
Net Proceeds from Offering	$11,000		$589,000	100%
Use of Net Proceeds				
General Operations			$ 50,000	0.085%
Gold Mining Costs				
Phase 1			$ 80,000	0.136%
Phase 2			$ 90,000	0.153%
Phase 3			$200,000	0.340%
Vehicles and Equipment			$ 70,000	0.118%
Contractors and Employees			$ 60,000	0.102%
Reserve and Acquisition			$ 39,000	0.066&
Total Use of Net Proceeds		100%	$589,000	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

There is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering and the company will use any proceeds received from the offering based on the order and percentage use in the maximum amount sold column.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No additional material amounts of funds from sources any other source are to be used in conjunction with the proceeds from this offering

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No material part of the proceeds will to be used to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of proceeds will to be used to acquire assets, other than in the ordinary course of business expansion, other than the vehicle and equipment described in this offering circular.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

No amount of the proceeds will to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is debt free and anticipates that it has sufficient liquidity and cash to operate for the next 12 months.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and the will it will not be necessary to raise additional funds.

CAPITALIZATION

Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or re-financings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from: See Item 46 financial statements below.

	Amount Outstanding		
	As of:	**As Adjusted**	
	02/28/2009	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate ___%)	$ 0	$ 0	$ 0
Long-term debt (average interest rate ___%)	$ 0	$ 0	$ 0
Total debt	$ 0	$ 0	$ 0
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
None Authorized	$	$	$
	$	$	$
	$	$	$
Common stock 100,000,000 par or stated value ($0.0001)	$1,000.00	$N/A	$ 1,300.00
Additional paid in capital	$9,000.00	$N/A	$609,000.00
Retained earnings (deficit)	$	$	$
Total stockholders equity (deficit)	$10,000.00	$	$610,300.00
Total Capitalization	$10,000.00	$	$610,300.00
	$	$	$

Number of preferred shares authorized to be outstanding: No preferred shares authorized.

Number of Class of Preferred	**Par Value Shares Authorized**	**Per Share**
		$
		$
		$

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $0. 0001
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: None

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________________
[ ] Other:

15. These securities have:

Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [XI Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify):
Explain: Not Applicable

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: / /
Date when conversion expires: / /

17. (a) If securities are notes or other types of debt securities: Not Applicable

(1) What is the interest rate? Not Applicable
If interest rate is variable or multiple rates, describe: ____

(2) What is the maturity date? / / Not Applicable
If serial maturity dates, describe: ____

(3) Is there a mandatory sinking fund? Not Applicable [ ] Yes [ ] No
Describe: __________________________________

(4) Is there a trust indenture? Not Applicable [ ] Yes [ ] No
Name, address and telephone number of Trustee ____

(5) Are the securities callable or subject to redemption? Not Applicable [ ] Yes [ ] No
Describe, including redemption prices: ____

(6) Are the securities collateralized by real or personal property? Not Applicable [ ] Yes [ ] No
Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. Not Applicable

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? None $ _______

How much indebtedness shares in right of payment on an equivalent (pan passu) basis? $ None

How much indebtedness is junior (subordinated) to the securities? None $ _____

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. Not Applicable

Last Fiscal Year Actual Pro Forma
Minimum Maximum
"Earnings" "Fixed Charges" = If no earnings show "Fixed Charges" only 0.00

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Not Applicable
re unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes[ ] No Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

The Company has no restrictions on dividends under loan or other financing arrangements or otherwise attached to the Company common stock.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $4,255.00

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent compensation) in this offering are:

for the Company	for a commission or other
Name: John Petros, President	None
Address: 729 Grapevine Highway, Suite 382	
Hurst, TX 76054	
Telephone No.: (702) 995-9906	

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company is not paying any compensation to selling agents or finders, including cash, securities, contracts or other consideration in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
The selling agent is the sole officer of the Company.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: John Petros, President
Address: 729 Grapevine Highway, Suite 382
Hurst, TX 76054
Telephone No.: (702) 995-9906

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This offering is not limited to any special group, such as employees of the Company, nor is it limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) nor is subject to any other limitations, describe the limitations and any restrictions on resale.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: Not Applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: Not Applicable

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No Not Applicable

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The Company founder is restricted under SEC Rule 144 presently cover current outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not in the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer

Name:	John Petros Age: 55
Office Street Address:	729 Grapevine Highway, Suite 382, Hurst, TX 76054
Telephone No.:	(702) 995-9906

Mr. John Petros is the promoter of Euro Capital Incorporated, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Mr. Petros has no formal training in the mining industry or as a geologist aside of on the job training and experience working in the oil and gas industry as acquisition manager and production supervisor with Whelan Energy Resources, Inc. for more then 10 years.

The technical or managerial aspects of management of a mineral exploration company are complimentary to the oil and gas industry. His prior business experiences have primarily been in project management, budgeting, and procurement in acquisitions and not in the mineral exploration industry.

Accordingly, with Mr. Petros past expertise and experiences in acquisitions, we will add the technical services of others to advise us on the managerial aspects specifically associated with a mineral exploration company. We do not have any employees who have professional training or experience in the mining industry. We rely on independent geological consultants to make recommendations to us on work programs on our property, to hire appropriately skilled persons on a contract basis to complete work programs and to supervise, review, and report on such programs to us.

RESUME

John Petros has served as Director, President, Secretary and Treasurer of the company since November 9, 2007 (inception). From 2000 to current, Mr. Petros serves as a Program / Project Manager for Pioneer Capital Associates, Inc., a private company. From 1996 to 2000 he served as Acquisition Manager for Whelan Energy Resources, Inc., a Texas Oil and Gas Corporation. Mr. Petros has over 20 years in Executive positions with emphasis on project managing within budget and on time, budget administration, procurement, technology, staff training and facility deployment. He also has extensive experience in operational, facility, and technical support. Mr. Petros holds no university diplomas.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less then full time. *25%*

Chief Operating Officer: Title: Chief Operating Officer

Name: John Petros Age: *55*
Office Street Address: 729 Grapevine Highway, Suite 382, Hurst, TX 76054
Telephone No.: (702) 995-9906

31. Chief Financial Officer:

Name: John Petros Age: *55*
Office Street Address: 729 Grapevine Highway, Suite 382, Hurst, TX 76054
Telephone No.: (702) 995-9906

32. Other Key Personnel: Not Applicable

(A) Name: ______________________________ Age: ________
Title: ______________________________
Office Street Address: ______________________________ Telephone No.: () ____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less then full time.

(B) Name: ______________________________ Age: ________
Title: ______________________________
Office Street Address: ______________________________ Telephone No.: () ____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less then full time.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Not Applicable

34. Information concerning outside or other Directors (i.e. those not described above): Not Applicable

(A) Name:
Office Street Address:
Telephone No.:

(B) Name: ______________________________ Age: ________

Title: ______________________________

Office Street Address: ________________________________ Telephone No.: () ____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

(C) Name: ____ Age: _________
Title: ____________________________________
Office Street Address: ________________________________ Telephone No.: () ____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [X] Yes [ ] No Explain:

The Company founder has extensive experience operating and managing in the petroleum industry owning and operating his private oil production corporation over the past 10 years.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

No precautions, including the obtaining of releases or consents from prior employers, have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information, nor is there any concern that the situation shall arise.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

The founder has conducted operations and development stage operations, including start up and cash flow development. As an advisor to general insurance companies from 1989 to 1996 converting real property and mineral assets into liquidly. And as executive liaison supervising and developing oil and gas assets from 1992 thru present acquiring, funding, developing and liquidating assets.

The Company founder has advanced his professional career and talents over the past 20 years in both the private and public sector in major roles undertaking vast responsibilities for various Investment Companies both nationally and internationally financial consulting organization, to include executive administrative duties and becoming the liaison between that office and the financial community.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

The Company's has no personnel that are consultants or other independent contractors.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company does not carry key man life insurance policies on any of its Officers, Directors or key personnel currently.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

No petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Title of Name and Address Amount and Nature Percent of Class of Common Share Beneficial Owner

John Petros, Director 729 Grapevine Highway, Suite 382, Hurst, TX 76054 (702) 995-9906	10,000,000 Shares	100.00%

Total number of shares owned by officers and directors			
	Before		After
	10,000,000	100.00%	10,000,000 77.00%
Total shares to be issued and outstanding			
	Before		After
	10,000,000	100.00%	13,000,000 100.00%

Note: There currently is no other security holder that is known by the company to own more than *5%* or more of the company's outstanding common stock.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering:	10,000,000 shares	(100% of total outstanding)
After offering:		
a) Assuming minimum securities sold:	No Minimum shares	(% of total outstanding)
b) Assuming maximum securities sold:	13,000,000 shares	(77% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction of control - as, for example, a cotrustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. No Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
There has been no remuneration by the Company to Officers, Directors and key personnel for the last fiscal year.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

No remuneration is expected to change or has been unpaid in prior years.

(c) If any employment agreements exist or are contemplated, describe:

No employment agreements exist or are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ___________shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: None

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ______ shares. None

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

No future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company is highly dependent on the services of its founder, and the founder ownership of the majority of the common stock assures that he will remain with the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The is no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not Applicable: The Company is not an S corporation under the Internal Revenue Code of 1986

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Euro Capital Incorporated was incorporated on November 9, 2007 under the laws of the State of Delaware. The Company is primarily engaged in the acquisition and exploration of mining properties.

The Company currently has no operations and is considered a Development Stage Enterprise. The Company has been in the development stage since its formation and has not yet realized any revenues from its planned operations.

The current market price of Gold and other valuable minerals adds credence to exploration and development of our mining properties. The rewards can far out pace the risks in this investment. Our mining claims are located in an area that has produced Gold and other valuable minerals for over 100 years and additionally our property and this area is underdeveloped.

PLAN OF OPERATION

GOING CONCERN

The Company is considered a going concern. This means that there is substantial doubt that we can continue as an on-going business or the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach that point.

Our current cash balance is $4,255. We believe our cash balance is sufficient to fund our limited levels of operations until we receive funding. If we experience a shortage of funds prior to funding we may utilize funds from our director, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees, however he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. In order to achieve our business plan goals, we will need the funding from this offering. We are an development stage company and have generated no revenue to date. We have sold $10,000 in equity securities to pay for our minimum level of operations.

Our exploration target is to find exploitable minerals on our property. Our success depends on achieving that target. There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of Gold, silver and other minerals. There is the possibility that our claims do not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit, we will be required to expend substantial funds to bring our claims to production. We are unable to assure you we will be able to raise the additional funds necessary to implement any future exploration or extraction program even if mineralization is found.

Our plan of operation for the twelve months following the date of this prospectus is to complete the first two phases of the exploration program on our claims consisting of geological mapping, soil sampling and rock sampling. In addition to the $80,000 we anticipate spending for Phase 1 and $90,000 on Phase 2 of the exploration program as outlined below, we anticipate spending an additional $90,000 on professional fees, including geologist and fees payable in connection with the filing of this registration statement and complying with reporting obligations, and general administrative costs. Total expenditures over the next 12 months are therefore expected to be approximately $604,255, which is the amount to be raised in this offering and our cash on hand. If we experience a shortage of funds prior to funding during the next 12 months, we may utilize funds from our director, who has informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses, however, he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. We will require the funds from this offering to proceed.

The general geological information available gives conclusions regarding potential mineralization of the mineral claims and recommends a further geological exploration program on the mineral claims. Based on the available geological information we feel that the following program will achieve the best results:

Phase	Exploration Program	Cost	Status
Phase 1	Detailed Prospecting, mapping and soil geochemistry. The timeline for accomplishing this phase of fieldwork including the turn-around time on analyses is approximately two months.	$ 80,000	Expected to be completed in winter, 2009 (depending on consulting geologist's schedule).
Phase 2	Magnetometer and VLF electromagnetic, grid controlled surveys over the areas of interest determined by the Phase 1 survey. Included in this estimated cost is board, transportation, accommodation, grid installation, two geophysical surveys, maps and report	$ 90,000	Expected to be completed in spring, 2010 (depending on the results of Phase 1, and consulting geologist's schedule).
Phase 3	Induced polarization survey over grid controlled anomalous area of interest outlined by Phase 1 and 2 fieldwork. Hoe or bulldozer trenching, mapping and sampling of bedrock anomalies. Includes assays, maps and reports.	$200,000	Dependent on the results of Phase 2, and consulting geologist's schedule.
	TOTAL ESTIMATED COST	$370,000	

If we are successful in raising the funds from this offering we plan to commence Phase 1 of the exploration program on the claims in the winter of 2009. We have a verbal agreement with a geologist to retain their services for our planned exploration program. We expect this phase to take four weeks to complete and an additional three months for the consulting geologist to receive the results from the assay lab and prepare their report. If Phase 1 of the exploration program is successful, we anticipate commencing Phase 2 in the spring of 2010. We expect this phase to take four weeks to complete and an additional three months for the consulting geologist to receive the results from the assay lab and prepare their report.

The above program costs are management's estimates based upon the preliminary information available however the actual project costs may exceed our estimates. To date, we have not commenced exploration.

Following phase two of the exploration program, if it proves successful in identifying mineral deposits, we intend to proceed with phase three of our exploration program if we are able to raise the funds necessary. The estimated cost of this program is $200,000 and will take approximately eight weeks to complete and an additional three to four months for the consulting geologist to receive the results from the assay lab and prepare their report.

Subject to financing, we anticipate commencing the third phase sometime after Phase 1 and Phase 2 have been complete; the timing will depend on the consulting geologist's schedule. We will require additional funding to proceed with any subsequent work on the claims; we have no current plans on how to produce the additional funding. We cannot provide investors with any assurance that we will be able to raise sufficient funds to proceed with any work after the first phase of the exploration program.

[Balance of page intentionally left blank]

FINANCIAL STATEMENTS

The financial statements of Euro Capital Incorporated for the quarter ended February 28, 2009 included in this prospectus.

EURO-CAPITAL INCORPORATED (An Development Stage Enterprise)
Balance Sheet

	(inception) November 9, 2007 November 30, 2008	3 Months Ending February 28, 2009
ASSETS		
Current Assets		
Cash	4,255	4,255
Total Current Assets	4,255	4,255
Total Assets	4,255	4,255
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities	0	0
STOCKHOLDER'S EQUITY		
Common stock: $0.0001 par value; 100,000,000 authorized; 10,000,000 common shares issued and outstanding at February 28, 2009	1,000	0
Additional paid in capital	9,000	0
Accumulated deficit during development stage	(5,745)	
Total stockholder's equity	4,255	4,255
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	4,255	4,255

EURO-CAPITAL INCORPORATED (An Development Stage Enterprise)
Statement of Operations

	(inception) November 9, 2007 November 30, 2008	3 Months Ending February 28, 2009
Revenue	0	0
Cost of revenue	0	0
Gross profit	0	0
General, selling, and administrative expenses	745	0
Mineral Expenditures	5,000	0
Operating loss	(5,745)	0
Non-operating income (expense)	0	
Net loss	(5,745)	0
Net loss per share, basic and diluted	(0.0005745)	0
Weighted average number of common shares outstanding	10,000,000	10,000,000

EURO-CAPITAL INCORPORATED (An Development Stage Enterprise)
STATEMENT OF STOCKHOLDER'S EQUITY
From Inception November 9, 2007 to February 28, 2009

	Common Stock Shares	Amount	Paid in Capital	Deficit Accumulated During Development Stage	Total Equity
November 9, 2007, Common Shares issued to founders at $0.001 per share, par value $0.0001	10,000,000	$1,000	$ 9,000	$ --	$ 10,000
Net loss, inception through February 28, 2009				(5,745)	(5,745)
Balance, February 28, 2009	10,000,000	$1,000	$9,000	(5,745)	$ 4,255

EURO-CAPITAL INCORPORATED (An Development Stage Enterprise)
Statement of Cash Flows

	(inception) November 9, 2007 November 30, 2008	3 Months Ending February 28, 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(5,745)	0
NET CASH USED IN OPERATING ACTIVITIES	(5,745)	0
CASH FLOWS FROM INVESTING ACTIVITIES	0	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	10,000	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,000	0
Net increase in cash	4,255	0
Cash at Beginning of Period	0	4,255
CASH AT END OF PERIOD	4,255	4,255
Supplemental Information and Non-Monetary Transactions		
Cash paid for: Interest expense	$ 0	$ 0
Income taxes	$ 0	$ 0

BASIS OF PRESENTATION

EURO-CAPITAL INCORPORATED (the Company) was incorporated on November 9, 2007 under the laws of the State of Delaware. The Company is primarily engaged in the acquisition and exploration of mining properties.

The Company currently has no operations and is considered an Development Stage Enterprise. The Company has been in the development stage since its formation and has not yet realized any revenues from its planned operations. Future issuances of the Company's equity or debt securities will be required in order for the Company to continue to finance its operations.

In the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included and all such adjustments are of a normal recurring nature.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated costs of this offering are as follows:

Expenses (1)	US ($)
Legal and Professional Fees	$ 2,500.00
Accounting and Auditing	$ 7,500.00
Printing of Prospectus	$ 1,200.00
TOTAL	$11,200.00

----

(1) All amounts are estimates.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Euro-Capital Incorporated's By-Laws allow for the indemnification of the officers and directors in regard to their carrying out the duties of their offices. The board of directors will make determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth in the Delaware General Corporation Law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling Euro-Capital Incorporated., we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

On November 9, 2007, the Company issued a total of 10,000,000 shares of common stock to John Petros for cash at $0.001 per share for a total of $10,000.

These securities were issued in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933. These securities were issued to a promoter of the company and bear a restrictive legend.

EXHIBITS. The following exhibits are included with this registration statement:

Exhibit Number	Description
1	Certificate of Incorporation
2	Bylaws
3	Subscription Agreement
4	Yellow Rose 5 Deed
5	Consent of Counsel

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company's financial statements show no losses from operations

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

With the price of Gold passing $900 per ounce in February 2009, we have decided to conduct mineral exploration activities on the Yellow Rose 5 mine in order to assess whether these claims have commercially exploitable Gold mineral reserves. Our plan of operations is to conduct the first phase of a staged exploration program on our mineral properties. Our proposed exploration program is designed to explore for commercially exploitable reserves of Gold on these mineral claims. We are a development stage company and we cannot assure you that a commercially viable mineral deposit exists on our mineral claims.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ________%. What is the anticipated gross margin for next year of operations? Approximately ________%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. Not Applicable

50. Foreign sales as a percent of total sales for last fiscal year: ___________%. Domestic government sales as a percent of total domestic sales for last fiscal year: _________%. Explain the nature of these sales, including any anticipated changes:

The Company has no foreign sales for last fiscal year.

PART III - EXHIBITS

Item 1. Index to Exhibits

(a) Exhibit 1: Charter
(b) Exhibit 2: By-Laws
(c) Exhibit 3: Subscription agreement
(d) Exhibit 4: Yellow Rose 5 Deed
(e) Exhibit 5: Consent of Counsel and Opinion as to Legality

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) Charter enclose the charter
(2) *By-laws* - of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.
(3) *Subscription agreement-The* form of any subscription agreement to be used in connection with the purchase of securities in this offering.
(4) Material contracts

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(5)Additional exhibits -Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hurst, State of Texas, on March 16, 2009.

Euro Capital Incorporated
(Issuer)
By ______________________
John Petros, Director
(Signature and Title)

Exhibit1

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:24 AM 11/09/2007
FILED 10:20 AM 11/09/2007
SRV 071207625 - 4454972 FILE

CERTIFICATE OF INCORPORATION
(A Stock Corporation)

FIRST: The name of this corporation is EURO CAPITAL INCORPORATED

SECOND: Its registered office in the State of Delaware is to be located at 3422 Old Capitol Trail, Suite 700, county of New Castle, City of Wilmington 19808-6192, Delaware. The registered agent in charge thereof is DELAWARE BUSINESS INCORPORATORS, INC., located at same address, as above.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this Corporation is 100,000,000 shares of .0001 par value.

FIFTH: The name and mailing address of the incorporator is **Delaware Business Incorporators, Inc.**, 3422 Old Capitol Trail, Suite 700, Wilmington, Delaware 19808-6192.

SIXTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended. If the Delaware General Corporation Law is amended after the filing of the Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Neither any amendment nor repeal of this Certificate of Incorporation shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this date 11/9/2007.

Incorporator:
Delaware Business Incorporators, Inc.

Russell D Murray V.P.

By:________________________
Russell D. Murray, Vice President

DBI: 79516993

Exhibit 2: By-Laws

BY LAWS
of
EURO CAPITAL INCORPORATED

ARTICLE I - OFFICES

Section 1. The registered office of the corporation in the State of Texas shall be at 729 Grapevine Highway, Suite 382, Hurst, TX 76054. The registered agent in charge thereof shall be Delaware Business Incorporators, Inc., 3422 Old Capitol Trail, Suite 700, Wilmington, DE 19808, (302) 996-5819.

Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal".

ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either in or out this state, as may be selected from time to time by the Board of Directors.

Section 2. Annual Meetings: The annual meeting of the stockholders shall be held on November 10 in each year if not i legal holiday, and if a legal holiday then on the next secular day following at 2 o'clock pm, when they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.

Section 3. Election of Directors: Elections of directors of the corporation shall be by written ballot.

Section 4. Special Meetings: Special meetings of the stockholders may be called at any time by the President, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes, which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof.

If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least 30 days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented, in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. Consent in Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action, which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to voted thereon were present and voted. Prompt notice of the taking of the corporation action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. List of Stockholders: The officer who has charge of the stock ledger of the corporation shall prepare and nake, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

Section I. The business and affairs of this corporation shall be managed by its Board of Directors, one or more in number. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2. Regular Meetings: Regular meetings of Board shall be held without notice on every 15th day of each month at 2 o'clock at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

Section 3. Special Meetings: Special Meetings of the Board may be called by the President on five days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4. Quorum: A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. Consent in Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if members of the Board or communities, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices outside of this state.

Section 6. Conference Telephone: One or more directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. Compensation: Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. Removal: Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. Term of Office: The officers of the corporation shall hold office for one year and until their successors chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

Section 4. President: The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be an EX-OFFICIO member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

Section 5. Secretary: The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. Treasurer: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and Directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI- VACANCIES

Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall e filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these Bylaws.

Section 2. Resignations Effective at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII- CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts there from. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VIII- STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and Secretary/Treasurer of the corporation.

Section 2. Transfers: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

Section 3. Lost Certificate: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. Record Date: In order that the corporation determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of December.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. Waiver of Notice: Whenever any written notice is required by statute, or by the Certificate or the Bylaws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stock-holders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his/her future compensation payments until the amount owed to the corporation has been recovered.

Section 6. Resignations: Any director or other officer may resign at anytime, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - ANNUAL STATEMENT

Section 1. The President and Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.

ARTICLE XI- AMENDMENTS

Section 1. These Bylaws may be amended or repealed by the of stockholders entitled to cast at least a majority of the votes, which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

[END]

STOCK SUBSCRIPTION AGREEMENT

FOR VALUE RECEIVED, the undersigned hereby subscribes for the purchase of________ shares of Euro Capital Incorporated (the "Corporation") for the total purchase price of $_____________

I understood that said shares shall have full voting rights and be issued and non-assessable shares and upon issue shall constitute ____ % of the total outstanding issued share capital of the Corporation, all classes inclusive.

The subscription price shall be fully paid herewith.

Dated this_____ day of ___________________, 200(x).

The foregoing subscription is accepted on behalf of the Corporation this ____ day of ________, 200(x).

Signature

____

Euro Capital Incorporated

Exhibit 4: Yellow Rose 5 Deed

QUITCLAIM DEED

COUNTY CLERK SEAL LINCOLN COUNTY, NM

LINCOLN COUNTY-NM
TAMMIE J MADDOX, CLERK
200711549
Book2007 Page11549
1 of 1
12/26/2007 09:20:14 AM
BY CHARLOTT

When recorded return to:

John Petros
401 South Palestine, Suite 158
Athens, Texas 75751

THIS QUITCLAIM DEED, Executed this 19th day of December 2007, by first party Phoenix Remanufacturing, Inc., Harold Alpar, Whelan Energy Resources, Inc., Franco Pecora, Pioneer Capital Associates, Inc., Doug Larson, MPG Sales, Inc., and John Petros whose address is 401 South Palestine, Suite 158, Athens, Texas 75751 to the second party, Euro Capital Incorporation, whose address is 1221 West Airport Freeway, Suite 113, Irving, Texas 75062.

WITNESSETH, that the said first party, for good consideration and for the sum of $10.00 paid in hand by the said second party, the receipt of which is acknowledge, does hereby remise, release and quitclaim unto the said second party forever, all the right, title, interest and claim which said first party has in and to the following described placer mining claims, in the County of Lincoln, State of New Mexico to wit:

Yellow Rose 5 located at T6S, R 11E, NW/4 Section 24
in the Pecos Mining District BLM

Together with all the tenements, hereditaments, and appurtenances thereunto belonging, and the reversions, remainders, rents, issues, and profits thereof.

To have and to hold, all and singular the premises, with the appurtenances, unto Phoenix Gold Mining Corporation and their heirs and assigns forever.

IN WITNESS WHEREOF, the said first party has signed and sealed these presents the day and year first above written.

Signed, Sealed and Delivered:

John Petros
POA for First Party

[Acknowledgment]

STATE OF TEXAS

COUNTY OF HENDERSON

On this 19th day of December, 2007 before me, John Petros personally appeared and proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person or entity upon behalf of which the person acted, executed the instrument

NOTARY PUBLIC

TAMMY J. BROWN NOTARY PUBLIC STATE OF TEXAS EXPIRES 11-30-2010

(SEAL)
My Commission Expires: 11-30-2010

Exhibit 5

OPINION AS TO LEGALITY

March 10, 2009

United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re: Euro Capital Incorporated (the "Company")

Ladies and Gentlemen:

As counsel for the Company, I have examined the Company's certificate of Incorporation, by-laws, and such other corporate records, documents and proceedings and such questions of laws I have deemed relevant for the purpose of this opinion, including but not limited to, Delaware law. In my examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, and conformity with the originals of all documents submitted to me as copies thereof. In addition, I have made such other examinations of law and fact, as I have deemed relevant in order to form a basis for the opinion hereinafter expressed.

I have also examined the Registration Statement of the Company on Form 1-A, covering the registration under the Securities Act of 1933 of 3,000,000 shares of the Company's common stock to be Offered by the Company on a self-underwritten, best efforts, all or none basis.

On the basis of such examination, I am of the opinion that:

1. The Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Delaware, with Corporate power to conduct its business as described in the Registration Statement.

2. The Company has an authorized capitalization of 100,000,000 shares of Common Stock, $0.0001 par value and no shares of Preferred Stock.

3. The shares of Common Stock currently issued and outstanding are duly and validly issued as fully paid and non-assessable, pursuant to the Corporate Law of the State of Delaware (Delaware General Corporation Law).

4. The 3,000,000 shares of Common Stock offered in the Registration Statement, when issued, shall be duly and validly issued as fully paid and non-assessable, pursuant to the corporate law of the State of Delaware (Delaware General Corporation Law).

This opinion includes my opinion on Delaware law including the Delaware Constitution, all applicable provisions of Delaware statutes, and reported judicial decisions interpreting those laws.

Very truly yours,

John Petros
Counsel for Euro Capital Incorporated